SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

VECTOR GROUP LTD.

(Name of Subject Company (Issuer))

VAPOR MERGER SUB INC.

a wholly owned subsidiary of

JTI (US) HOLDING INC.

an indirect wholly owned subsidiary of

JT INTERNATIONAL HOLDING B.V.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Christopher Hill

c/o JTI (US) Holding Inc.

501 Brickell Key Dr., Suite 402

Miami, Florida 33131

United States

Telephone: +1 201 871 1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Sebastian L. Fain, Esq.

Paul K. Humphreys, Esq.

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Telephone: +1 212 277 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2024, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on September 18, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), Parent and JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“JTI”) organized and existing under the law of the Netherlands and an Affiliate of Parent. The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Vector Group Ltd., a Delaware corporation (the “Company”), in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, and which, together with other related materials, collectively constitute the “Offer”, including the Minimum Condition. The expiration date of the Offer will be one minute after 11:59 p.m., New York City time, on October 4, 2024, unless further extended.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	The following sentence is added at the end of the existing third full paragraph on page 40 of the Offer to Purchase, in Section 11 – “The Merger Agreement; Other Agreements – The Merger Agreement – Antitrust Filings” of the Offer to Purchase:

“The waiting period applicable to the Offer under the HSR Act expired on October 3, 2024 at 11:59 p.m., New York City Time.”

(b)	The following sentence is added at the end of the existing second full paragraph on page 53 of the Offer to Purchase, in Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” of the Offer to Purchase:

“The waiting period applicable to the Offer under the HSR Act expired on October 3, 2024 at 11:59 p.m., New York City Time.”

(c)	The following sentence is added at the end of the existing second full paragraph on page 54 of the Offer to Purchase, in Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Compliance – Compliance with Foreign Antitrust Law” of the Offer to Purchase:

“The waiting period applicable to the Offer under the HSR Act expired on October 3, 2024 at 11:59 p.m., New York City Time.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2024

JT INTERNATIONAL HOLDING B.V.

By:	/s/ Biljana Ivosevic
Name: Biljana Ivosevic
Title: Authorized Person

By:	/s/ John Gerard Colton
Name: John Gerard Colton
Title: Authorized Person

JTI (US) HOLDING INC.

By:	/s/ Idil Yasa
Name: Idil Yasa
Title: Authorized Person

By:	/s/ Lindsay Shain
Name: Lindsay Shain
Title: Authorized Person

VAPOR MERGER SUB INC.

By:	/s/ Idil Yasa
Name: Idil Yasa
Title: Authorized Person

By:	/s/ Lindsay Shain
Name: Lindsay Shain
Title: Authorized Person